SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

UniTek Global Services, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Options to Purchase Common Stock, Par Value $0.00002 Per Share
 (Title of Class of Securities)

91324T 203
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Kyle M. Hall
General Counsel
UniTek Global Services, Inc.
1777 Sentry Parkway West
Gwynedd Hall, Suite 302
Blue Bell, Pennsylvania 19422
(267) 464-1700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
Justin W. Chairman, Esq.
Morgan Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103
(215) 963-5000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$7,216,170	$514.51
*
The “transaction valuation” was calculated solely for purposes of determining the filing fee.  This amount assumes that all outstanding options eligible for tender, covering a total of 637,324 shares of common stock of UniTek Global Services, Inc., will be exchanged pursuant to this offer.  The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**	$71.30 per $1,000,000 of the aggregate offering pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.

The filing of this Schedule TO shall not be construed as an admission by UniTek Global Services, Inc. that the Offer (as defined below) constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

ITEM 1. SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Exchange Certain Outstanding Options, dated December 9, 2010 (the “Offer Document”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)           Name and Address. The name of the issuer is UniTek Global Services, Inc., a Delaware corporation (the “Company” or “UniTek”); the address of its principal executive offices is 1777 Sentry Parkway West, Gwynedd Hall, Suite 302, Blue Bell, Pennsylvania 19422; and its telephone number is (267) 464-1700. The information set forth in the Offer Document under Section 10 (“Information Concerning UniTek”) is incorporated herein by reference.  UniTek changed its name from Berliner Communications, Inc. to UniTek on June 4, 2010 following the merger of the two companies. In connection with this name change UniTek changed its symbol from BERL to UGLB, effective June 6, 2010. Effective November 11, 2010, shares of the Company’s common stock are quoted on the NASDAQ Global Market under the symbol “UNTK.”

(b)           Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange outstanding Eligible Options (as defined below) held by current employees and directors to purchase shares of the Company’s common stock (par value $0.00002 per share) that are currently outstanding under the following stock option plans:

(1)	Berliner Communications, Inc. 1999 Securities Plan (the “1999 Plan”);

(2)	UniTek Holdings, Inc. 2007 Equity Incentive Plan (the “2007 Plan”); and

(3)	Berliner Communications, Inc. 2009 Omnibus Equity and Incentive Compensation Plan (the “2009 Plan”).

Such plans will sometimes be hereinafter referred to collectively as the “Stock Plans.”

An outstanding stock option will be considered an “Eligible Option” if it falls within one of the following three “groups:” (i) non-Homerun Portion (as defined below) stock options that were granted under the 2007 Plan and are vested as of December 31, 2010 (“Group 1”), (ii) non-Homerun Portion stock options that are unvested as of December 31, 2010 and any Homerun Portion stock options (whether vested or unvested) that were granted under the 2007 Plan (“Group 2”) and (iii) vested and unvested stock options granted under the 1999 Plan and 2009 Plan (“Group 3”).   The “Homerun Portion” of a 2007 Plan stock option grant is the 40% portion of each such stock option grant, whether vested or unvested, that becomes exercisable (at its then current exercise price) if and when the Fair Market Value (as defined below) of the Company’s common stock is at least $168.00 per share (as adjusted for the reverse stock splits as described in Question 11 of the “Summary Term Sheet” or otherwise in accordance with the terms of the 2009 Plan). The “Fair Market Value” per share of the Company’s common stock on any date means the closing selling price per share of the Company’s common stock on such date as quoted on the applicable stock exchange.

Each tendered Eligible Option accepted by the Company will be cancelled in exchange for either a grant of Restricted Stock Units or a Replacement Option, depending on whether such tendered Eligible Option is in Group 1, Group 2 or Group 3.  In exchange for each tendered Eligible Option in Group 1 and Group 3, the holder will be granted a Replacement Option (as defined in the Offer Document attached hereto as Exhibit (a)(1)) under the 2009 Plan. In exchange for the tender of all Eligible Options in Group 2, the holder will receive a grant of Restricted Stock Units (as defined in the Offer Document attached hereto as Exhibit (a)(1)) under the 2009 Plan.  The Restricted Stock Units will represent the right to receive one share of the Company’s common stock for each vested Restricted Stock Unit.

The Replacement Options and Restricted Stock Units will be granted upon the terms and subject to the conditions described in the Offer Document and the related Letter of Transmittal attached hereto as Exhibit (a)(2) (the “Letter of Transmittal,” and, together with the Offer Document, as they may be amended or supplemented from time to time, the “Offer”).  As of December 9, 2010, Eligible Options to purchase 633,687 shares of the Company’s common stock were outstanding under the Stock Plans.

The Company filed a Definitive Information Statement on Schedule 14C on November 18, 2010 to give notice of the approval by the board of directors and the holders of a substantial majority of the Company’s shares of common stock and Series B Preferred Stock (on an as-converted basis with the common stock), voting together as one class, of a reverse stock split of the Company’s common stock at a ratio of one-for-two (the “Planned Reverse Split”), subject only to the consummation of the Company’s registered public offering of shares of its common stock pursuant to its Registration Statement on Form S-1 (Commission File No. 18854) (the “Offering”).  The Offering was consummated on November 16, 2010.  The Planned Reverse Split will be effected on or around the 20th day after the Definitive Information Statement was mailed to the Company’s stockholders.  As such, we anticipate the effective date of the Planned Reverse Split to be approximately December 20, 2010.  The Planned Reverse Split is separate from, and in addition to, the Company's one-for-28 reverse stock split, which was effective as of November 9, 2010 (the “Prior Reverse Split”).

In the event of a reverse stock split, the terms of the Stock Plans provide that awards granted under the Stock Plans will be proportionately adjusted by the board the directors.  Among other things, this adjustment applies to the number of shares subject to an award and the exercise price of the award.  As a result, the Eligible Options, including the exercise price for each Eligible Option, were adjusted based on the one-for-28 ratio of the Prior Reverse Split and will be proportionately adjusted based on the one-for-two ratio of the Planned Reverse Split.  The Offer has no impact on this adjustment and the adjustment to the Eligible Options will occur whether or not you agree to tender your Eligible Options.

In addition to the adjustment to the number of shares and exercise price as set forth in the Stock Plans, the board of directors is permitted under the 2007 Plan to adjust the terms and conditions of outstanding grants to recognize certain unusual and nonrecurring events, such as the Prior Reverse Split and the Planned Reverse Split.  Based on this authority, the board of directors has proportionately adjusted the preset stock price exercise target for all outstanding Homerun Portion stock options to reflect the Prior Reverse Split and the Planned Reverse Split, with the latter to be effective upon the effective date of the Planned Reverse Split.  As a result, if you do not tender your Eligible Options, the preset stock price exercise target of your Homerun Portion stock options will remain $168.00 per share, subject to further adjustment for future changes to the capitalization of the Company in accordance with the 2007 Plan.

For the purpose of clarity, throughout the Summary Term Sheet and the Offer Document, all references to (i) the number of shares of common stock underlying the Eligible Options and the Replacement Options, (ii) the exercise prices of the Eligible Options and the Replacement Options, (iii) the preset stock price exercise target of the Homerun Portion stock options, and (iv) the per-share numbers related to the Restricted Stock Units, are shown on a pro forma basis to reflect the effect of the Prior Reverse Split and give effect to the Planned Reverse Split.  We anticipate the Planned Reverse Split will be effected on or around December 20, 2010, which date is prior to the completion of this Offer.

The following information set forth in the Offer Document is incorporated herein by reference: the introductory pages, the “Summary Term Sheet,” Section 1 (“Eligible Employees and Eligible Directors; Eligible Options; Replacement Options; Restricted Stock Units; Expiration Date”), Section 3 (“Status of Eligible Options Not Exchanged”), Section 6 (“Acceptance of Options for Exchange and Grant of Replacement Options or Restricted Stock Units”) and Section 9 (“Source and Amount of Consideration; Terms of Replacement Options or Restricted Stock Units”).

(c)           Trading Market and Price. The information set forth in Section 8 of the Offer Document (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)           Name and Address. The Company is both the filing person and the subject company. The information set forth in Item 2(a) above is incorporated herein by reference. The information set forth in Schedule I to the Offer Document (“Information Concerning the Directors and Executive Officers of UniTek Global Services, Inc.”) is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a)           Material Terms. The following information set forth in the Offer Document is incorporated herein by reference: introductory pages, the “Summary Term Sheet,” Section 1 (“Eligible Employees and Eligible Directors; Eligible Options; Replacement Options; Restricted Stock Units; Expiration Date”), Section 3 (“Status of Eligible Options Not Exchanged”), Section 4 (“Procedures for Exchanging Options”), Section 5 (“Withdrawal Rights”), Section 6 (“Acceptance of Options for Exchange and Grant of Replacement Options or Restricted Stock Units”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Consideration; Terms of Replacement Options or Restricted Stock Units”), Section 12 (“Status of the Options Exchanged By Us in the Offer; Accounting Consequences of the Offer”), Section 13 (“Legal Matters; Regulatory Approvals”), Section 14 (“Material U.S. Federal Income Tax Consequences”), and Section 15 (“Extension of Offer; Termination; Amendment”).

(b)           Purchases. The information set forth in the introduction to the Offer Document (“Summary Term Sheet”) and in Section 11 of the Offer Document  (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; Material Agreements with Directors and Officers”) is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

(e)           Agreements Involving the Subject Company’s Securities. The information set forth in Section 10 (“Information Concerning UniTek”) and Section 11 of the Offer Document  (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; Material Agreements with Directors and Officers”) is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)           Purposes. The information set forth in Section 2 of the Offer Document  (“Purpose of the Offer”) is incorporated herein by reference.

(b)           Use of Securities Acquired. The information set forth in Section 6 (“Acceptance of Options for Exchange and Grant of Replacement Options or Restricted Stock Units”) and Section 12 (“Status of the Options Exchanged By Us in the Offer; Accounting Consequences of the Offer”) of the Offer Document is incorporated herein by reference.

(c)           Plans.   The information set forth in Section 10 of the Offer Document (“Information Concerning UniTek”) is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)           Source of Funds. The information set forth in Section 9 (“Source and Amount of Consideration; Terms of Replacement Options or Restricted Stock Units”) and Section 16 (“Fees and Expenses”) of the Offer Document is incorporated herein by reference.

(b)           Conditions. Not applicable.

(d)           Borrowed Funds. Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)           Securities Ownership. The information set forth in Section 11 of the Offer Document (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; Material Agreements with Directors and Officers”) and Schedule I to the Offer Document (“Information Concerning the Directors and Executive Officers of UniTek Global Services, Inc.”) is incorporated herein by reference.

(b)           Securities Transactions. The information set forth in Section 11 of the Offer Document (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; Material Agreements with Directors and Officers”) is incorporated herein by reference.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)           Solicitations or Recommendations. Not applicable.

ITEM 10.  FINANCIAL STATEMENTS.

(a)           Financial Information.

(1)	The information set forth in Section 10 of the Offer Document (“Information Concerning UniTek”) and Section 17 (“Additional Information”) is incorporated herein by reference.

(2)
The information set forth in Item 8 (“Financial Statements and Supplementary Data”) of the Company’s Annual Report on Form 10-K for the year ended June 30, 2009 filed with the SEC on September 28, 2009 is hereby incorporated by reference.

(3)
The information set forth in Item 8 (“Financial Statements and Supplementary Data”) of the Company’s Transition Report on Form 10-K for the six months ended December 31, 2009 filed with the SEC on March 31, 2010 is hereby incorporated by reference.

(4)	The information set forth in Item 9.01 (“Financial Statements and Exhibits”) of the Company’s Current Report on Form 8-K/A filed with the SEC on April 12, 2010 is hereby incorporated by reference.

(5)
The information set forth in Item 1 (“Financial Statements”) of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 2010 filed with the SEC on August 17, 2010 is hereby incorporated by reference.

(6)	The information set forth in Item 9.01 (“Financial Statements and Exhibits”) of the Company’s Current Report on Form 8-K filed with the SEC on August 13, 2010 is hereby incorporated by reference.

(7)
The information set forth in Item 1 (“Financial Statements”) of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 2, 2010 filed with the SEC on November 16, 2010 is hereby incorporated by reference.

(b)           Pro Forma Information. Not applicable.

A copy of these reports may be obtained, without charge, by writing to: UniTek Global Services, Inc., 1777 Sentry Parkway West, Gwynedd Hall, Suite 302, Blue Bell, PA 19422, Attention: Corporate Secretary, and is also available on our web page at www.unitekgs.com.

ITEM 11. ADDITIONAL INFORMATION.

(a)           Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; Material Agreements with Directors and Officers”) and Section 13 (“Legal Matters; Regulatory Approvals”) of the Offer Document is incorporated herein by reference.

(b)           Other Material Information. Not applicable.

ITEM 12. EXHIBITS.

(a)

(1)	Offer Document, dated December 9, 2010, and Letter of Transmittal.

(2)	Not applicable.

(3)	Not applicable.

(4)	Not applicable.

(5)	UniTek Global Services, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended April 3, 2010 filed with the SEC on May 18, 2010 is incorporated herein by reference.

UniTek Global Services, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 2010 filed with the SEC on August 17, 2010 is incorporated herein by reference.

UniTek Global Services, Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended October 2, 2010 filed with the SEC on November 16, 2010 is incorporated herein by reference.

UniTek Global Services, Inc. Annual Report on Form 10-K for the fiscal year ended June 30, 2009, filed with the SEC on September 28, 2009 is incorporated herein by reference.

UniTek Global Services, Inc. Transition Report on Form 10-K for the six months ended December 31, 2009, filed with the SEC on March 31, 2010 is incorporated herein by reference.

Current Reports on Form 8-K filed with the SEC on January 27, 2010 (as amended April 12, 2010), February 2, 2010, April 2, 2010, June 4, 2010, July 12, 2010, July 22, 2010, August 13, 2010, September 14, 2010, September 24, 2010, October 4, 2010 and November 15, 2010, each of which is incorporated herein by reference.

(b)           Not applicable.

(d)

(1)	Berliner Communications, Inc. 1999 Securities Plan (Incorporated herein by reference from Company’s Registration Statement on Form S-8 filed on July 30, 2007).

(2)	Berliner Communications, Inc. 2009 Omnibus Equity and Incentive Compensation Plan (Incorporated herein by reference from Appendix A to the Company’s Proxy Statement filed on October 27, 2009).

(3)	UniTek Holdings, Inc. 2007 Equity Incentive Plan (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on January 27, 2010).

(4)	Form of Phantom Share Award Agreement.

(5)	Form of Stock Option Agreement.

(6)
Registration Rights Agreement dated as of January 27, 2010 by and between Berliner Communications, Inc. and those holders of capital stock of Berliner listed on Exhibit A thereto (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on January 27, 2010).

(7)	Amendment No. 1 to Registration Rights Agreement, dated as of July 16, 2010 (Incorporated herein by reference from Company’s Current Report on Form 8-K filed on July 22, 2010).

(g)           Not applicable.

(h)           Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a)           Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

UniTek Global Services, Inc.

/s/ Kyle M. Hall
Kyle M. Hall
General Counsel

Date: December 9, 2010

Index to Exhibits

See Item 12